Section
MAR 01 2010
Washington, DC
110

[redacted]

10029613

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRI Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 S. Riverside Plaza, Suite 1600
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Izenman — 312-646-7200
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Izenman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRI Partners, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Member
Title

OFFICIAL SEAL
CHARLES MUELLER
Notary Public - State of Illinois
My Commission Expires Jan 02, 2012

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRI Partners, LLC

Statement of Financial Condition

December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Managers
BRI Partners LLC

We have audited the accompanying statement of financial condition of BRI Partners LLC (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of BRI Partners LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 24, 2010

BRI Partners LLC

Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	758,956
Certificate of deposit		23,934
Receivables		
Revenue sharing fees		1,196,252
Affiliates		12,162
Investment in limited liability company		15,733
Total assets	$	2,007,037
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	19,339
Total liabilities		19,339
Members' equity		1,987,698
Total liabilities and members' equity	$	2,007,037

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: BRI Partners LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as a commodity pool operator and a commodity trading advisor with the Commodity Futures Trading Commission and is a member of the National Futures Association.

The Company earns incentive fees as managing member and advisor to an entity that has invested in hedge funds. The Company also earns revenue sharing fees from certain of these and other hedge funds.

The Company's operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2050.

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operation, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification™*, sometimes referred to as the Codification or ASC. The Codification is effective for periods ending on or after September 15, 2009. This financial statement reflects the guidance in the Codification.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents: Cash equivalents are all highly liquid investments with a maturity of three months or less at the date of acquisition.

Certificate of deposit: The certificate of deposit is reflected at fair value based upon contractual terms.

Investment in limited liability company: The Company's investment in limited liability company represents an investment as a managing member in an investment fund (Affiliate) that is carried at fair value, with unrealized gains and losses reflected in net income. The Affiliate's financial statements are not consolidated into the Company's financial statements as the Company carries substantially all of its assets, including the investment in the Affiliate, at fair value with changes in value reported in net income.

Revenue recognition: Incentive and revenue sharing fees are recognized when earned.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

During the year ended December 31, 2009, the Company adopted additional guidance issued by the FASB for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions and adoption of this additional guidance did not have a material impact on the Company's financial statements. The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2006.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Recently issued accounting standards: In June 2009, the FASB issued a new statement that modifies the analysis required to determine whether a company's variable interest(s) give it a controlling financial interest in a variable interest entity (VIE). This analysis identifies the primary beneficiary of a VIE as the enterprise that has both the power to direct the activities of a VIE and the obligation to absorb losses or the right to receive benefits of the VIE. The standard is effective for fiscal years beginning after November 15, 2009. In November 2009, the FASB issued a proposed standard update which defers the requirements of this new standard for asset managers' interest in entities that apply the specialized accounting guidance for investment companies or that have the attributes of investment companies. The proposed standard update, once finalized, is expected to be effective for fiscal years beginning after November 15, 2009. The Company is evaluating the impact that this standard will have on its financial statements, if any.

Note 2. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2. Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3. Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following summarizes the Company's assets and liabilities accounted for at fair value at December 31, 2009 using the fair value hierarchy:

Description	Level 1	Level 2	Level 3	Total
Cash equivalent				
Money market fund	$ 657,287	$ -	$ -	$ 657,287
Certificate of deposit	-	23,934	-	23,934
Investment in limited liability company	-	-	15,733	15,733
	$ 657,287	$ 23,934	$ 15,733	$ 696,954

The Company's certificate of deposit provides for interest at 0.30 percent and matures on April 18, 2010.

Note 3. Members' Equity

The Company's operating agreement provides that certain members are managers (the Managers), responsible for the day to day operations of the Company. Managers may repurchase another Manager's interest upon that Manager's resignation or removal as a Manager.

The Company's operating agreement also provides that the Managers receive management fees plus certain benefits.

In addition, the Company's operating agreement provides that distributions of capital transactions proceeds will first be made to members in proportion to their unreturned capital contributions, and then any remainder along with income or loss in proportion to their percentage interests, as defined.

Note 4. Revenue Sharing Fees

Revenue sharing fees from one entity represent approximately 92 percent of total revenue sharing fees earned for the year ended December 31, 2009.

Note 5. Related-Party Transactions

Cash and cash equivalents at December 31, 2009 include $657,287 on deposit with a broker-dealer affiliated through common ownership with one of the Company's members.

The Company's investment in limited liability company represents an investment as a managing member in an investment fund. In addition, the Company shares a portion of its revenue with this entity. At December 31, 2009, receivable from affiliates includes $8,242 due from this entity.

An entity affiliated through common ownership provides administrative support, office space, technologies, and other resources to the Company.

Note 6. Commitments and Indemnifications

The Company has agreed to pay an introductory fee through the year ended December 31, 2009, or a lesser amount based on the operating results of the Company.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

Note 7. Employee Benefit Plan

The Company provides a 401(k) plan to all eligible employees. The Company may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Note 8. Concentration of Credit Risk

The Company maintains deposits at a bank and a broker-dealer affiliated through common ownership with one of the Company's members in excess of federally insured limits. The Company does not anticipate nonperformance by these counterparties and has a policy of monitoring, as considered necessary, the creditworthiness of these counterparties.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2009, the Company had net capital and net capital requirements of approximately $750,000 and $5,000, respectively. The Company's net capital ratio was 0.03 to 1. The net capital rule may effectively restrict distributions to the members.

Note 10. Subsequent Events

The Company evaluated subsequent events through February 24, 2010, the date that these financial statements were issued.

On February 5, 2010 the Company made $1,000,000 of distributions to its members.

McGladrey & Pullen

Certified Public Accountants

Independent Accountant's Report on Applying Agreed-Upon Procedures

Mr. Jeffrey Izenman, Managing Member
BRI Partners LLC
120 S. Riverside Plaza, Suite 1600
Chicago, Illinois 60610

Attention: Mr. Izenman

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by BRI Partners LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

February 24, 2010
Chicago, IL

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 6,941

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ($1,225)
28 July 2009
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) $5,716

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,716

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BRI Partners, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Executive Officer
(Title)

Dated the 8th day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending __________, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,776,449

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. __________

(2) Net loss from principal transactions in securities in trading accounts. __________

(3) Net loss from principal transactions in commodities in trading accounts. __________

(4) Interest and dividend expense deducted in determining item 2a. __________

(5) Net loss from management of or participation in the underwriting or distribution of securities. __________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. __________

(7) Net loss from securities in investment accounts. __________

Total additions __________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. __________

(2) Revenues from commodity transactions. __________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. __________

(4) Reimbursements for postage in connection with proxy solicitation. __________

(5) Net gain from securities in investment accounts. __________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. __________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). __________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______________________________ __________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $__________

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $__________

Enter the greater of line (i) or (ii) __________

Total deductions __________

2d. SIPC Net Operating Revenues $ 2,776,449

2e. General Assessment @ .0025 $ 6,941

(to page 1 but not less than $150 minimum)